SCYTHIAN BIOSCIENCES CORP. ANNOUNCES RESULTS OF SPECIAL MEETING OF SHAREHOLDERS AND GRANT OF OPTIONS AND DSUs

Toronto, ON – March 9, 2018 – Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTC – Nasdaq Intl:SCCYF) is pleased to announce the results of its special meeting (the “Meeting”) of shareholders (“Shareholders”) held on March 7, 2018.

Special Meeting Results

A total of 1,416,577 common shares in the Company (the “Common Shares”) were represented in person or by proxy (constituting approximately 25.5% of the outstanding common shares as of February 5, 2018). During the Meeting, the Shareholders approved the following:

1.	the appointment of 5 board members, of which the Common Shares represented at the Meeting voted in favour of the individual directors as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Victor Neufeld	1,367,440	99.77%	3,142	0.23%
George Scorsis	1,367,440	99.77%	3,142	0.23%
Renah Persofsky	1,367,415	99.77%	3,167	0.23%
Rob Reid	1,367,415	99.77%	3,167	0.23%
Jonathan Gilbert	1,367,482	99.77%	3,100	0.23%

2.	the setting of the number of Directors of the Company at five, of which 99.77% of the Common Shares represented at the Meeting voted in favour;

3.	the proposed stock split (the “Stock Split”) of the Company’s issued and outstanding common shares on an up to eight to one (8:1) basis, of which 99.998% of the Common Shares represented at the Meeting voted in favour of the special resolution; and

4.	the proposed amendment to the Company’s deferred share unit plan, as disclosed in the Company’s management information circular dated February 5, 2018, of which 99.71% of the Common Shares represented at the Meeting voted in favour of the resolution.

Concurrent with the election of the new Directors, Mr. Roger Rai and Mr. Gary Leong resigned as members of Scythian’s board of directors. “On behalf of Scythian, I would like to thank Mr. Rai and Mr. Leong for their time and dedication to our Board of Directors,” said Jonathan Gilbert, CEO of Scythian. “We wish Roger and Gary the best of luck with their future endeavours.”

Stock Split

Scythian’s board of directors will determine the Stock Split ratio and will announce the Stock Split ratio by way of a news release once the ratio has been determined. The Stock Split is subject to regulatory approval from the TSXV.

Option and DSU Grants

The Company also announces the grant of an aggregate of 145,000 options and 140,000 deferred share units (“DSUs”) to certain Officers and Directors of the Company.

Mr. Neufeld was granted 35,000 options, Mr. Reid was granted 50,000 options and each of Mr. Scorsis and Ms. Persofsky was granted 20,000 options. Mr. Jonathan Held, the Chief Financial Officer of the Company, was granted 20,000 options. The options were granted at an exercise price of $21.12 per share and exercisable for a period of five years following the date of grant. 1/3 of the options vest as of the grant date, 1/3 of the options vest as of the first anniversary following the grant date and the remaining 1/3 of the options vest as of the second anniversary following the grant date.

Additionally, Mr. Neufeld was granted 50,000 DSUs and each of Mr. Reid, Mr. Scorsis and Ms. Persofsky were granted 30,000 DSUs.

About Scythian Biosciences Corp.

Scythian is a research and development company committed to finding a solution for the prevention and treatment of concussions and traumatic brain injury with its proprietary Cannabinoid combination.

Scythian’s mission is to be the first accepted drug regimen for concussive treatment. Scythian has recently formed a collaboration with the University of Miami and its world-renowned neuroscientific team to conduct pre-clinical and clinical trials of its drug regimen. The University of Miami believes that Scythian’s scientific approach shows significant promise and differs from previous approaches to treat this growing problem. The collaboration with the University of Miami allows access to their extensive knowledge base in the fields of traumatic brain injury and concussions and allows for Scythian’s clinical studies to be undertaken at their world-class facilities.

Gillian A. Hotz, PhD, is leading Scythian’s program at the University of Miami. Dr. Hotz is a nationally recognized behavioral neuroscientist and expert in neurotrauma, concussion management, and neurorehabilitation. She has extensive experience in neurocognitive testing. Dr. Hotz has been the co-director of University of Miami Miller School of Medicine’s Concussion Program since 1995.

Scythian is also endorsed by Pro Football Legends and the World Boxing Association on its mission.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Scythian Biosciences Corp.

Jonathan Gilbert, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

Cautionary Statements

This press release may contain certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities laws, that are not based on historical fact, including without limitation statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. The Company undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of the Company, its securities, or financial or operating results (as applicable). Although the Company believes that the expectations reflected in forward-looking information in this press release are reasonable, such forward-looking information has been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, as discussed in the Company’s annual information form, which is available on SEDAR at www.sedar.com. The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.